UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the recent revision on One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2014 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2013 and 2014

	March 31,	March 31,
	2013	2014
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,882,901	302,892
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; March 31, 2014: RMB20,322)	73,076	95,273	15,326
Inventories	10,265	31,583	5,080
Prepaid expenses and other receivables	11,602	37,010	5,954
Debt issuance costs	3,678	3,616	582
Deferred tax assets	5,454	7,664	1,233
Total current assets	1,598,174	2,058,047	331,067
Property, plant and equipment, net	468,272	626,632	100,804
Non-current prepayments	212,633	208,894	33,604
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; March 31, 2014: RMB42,703)	249,370	225,496	36,275
Inventories	39,730	48,385	7,783
Intangible assets, net	125,170	120,549	19,392
Available-for-sale equity securities	88,404	144,247	23,204
Other investment	189,129	189,129	30,424
Debt issuance costs	11,667	7,854	1,263
Deferred tax assets	3,727	1,789	288
Total assets	2,986,276	3,631,022	584,104

LIABILITIES
Current liabilities
Bank loan	50,000	60,000	9,652
Accounts payable	9,890	10,422	1,677
Accrued expenses and other payables	84,006	102,559	16,498
Deferred revenue	172,328	196,432	31,599
Amounts due to related parties	11,241	21,453	3,452
Income tax payable	4,983	2,571	414
Deferred tax liabilities	—	3,900	627
Total current liabilities	332,448	397,337	63,919
Convertible notes	751,781	777,753	125,113
Non-current deferred revenue	530,258	823,921	132,540
Other non-current liabilities	107,158	164,077	26,395
Deferred tax liabilities	23,168	27,938	4,494
Total liabilities	1,744,813	2,191,026	352,461

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2013 and 2014 - (continued)

	March 31,	March 31,
	2013	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	128,405
Treasury stock, at cost (March 31, 2013 and 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(453)
Accumulated other comprehensive income	18,256	84,263	13,555
Retained earnings	423,420	555,323	89,331
Total equity attributable to China Cord Blood Corporation	1,237,132	1,435,042	230,846
Non-controlling interests	4,331	4,954	797
Total equity	1,241,463	1,439,996	231,643
Total liabilities and equity	2,986,276	3,631,022	584,104

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2013 and 2014

	Three months ended March 31,			Year ended March 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	133,011	151,915	24,438	526,123	572,857	92,152
Direct costs	(26,907)	(27,341)	(4,398)	(106,621)	(106,225)	(17,088)
Gross profit	106,104	124,574	20,040	419,502	466,632	75,064
Operating expenses
Research and development	(2,249)	(2,539)	(408)	(8,459)	(9,773)	(1,572)
Sales and marketing	(26,116)	(28,415)	(4,571)	(93,684)	(112,689)	(18,128)
General and administrative	(26,992)	(29,607)	(4,763)	(108,045)	(112,244)	(18,056)
Total operating expenses	(55,357)	(60,561)	(9,742)	(210,188)	(234,706)	(37,756)
Operating income	50,747	64,013	10,298	209,314	231,926	37,308
Other expense, net
Interest income	4,002	4,615	742	15,064	16,870	2,714
Interest expense	(22,070)	(16,990)	(2,733)	(70,097)	(70,075)	(11,273)
Exchange (loss)/gain	(25)	329	53	(984)	80	13
Dividend income	—	—	—	4,685	9,911	1,594
Others	924	565	91	203	2,212	356
Total other expense, net	(17,169)	(11,481)	(1,847)	(51,129)	(41,002)	(6,596)
Income before income tax	33,578	52,532	8,451	158,185	190,924	30,712
Income tax expense	(10,483)	(12,830)	(2,064)	(38,543)	(58,398)	(9,394)
Net income	23,095	39,702	6,387	119,642	132,526	21,318
Net income attributable to non-controlling interests	(67)	(163)	(26)	(7,195)	(623)	(100)
Net income attributable to China Cord Blood Corporation’s shareholders	23,028	39,539	6,361	112,447	131,903	21,218

Net income per share:
Attributable to ordinary shares
- Basic	0.32	0.46	0.07	1.49	1.60	0.26
- Diluted	0.32	0.46	0.07	1.49	1.60	0.26

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	2,936	(3,686)	(593)	1,296	8,299	1,335
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	12,023	(6,346)	(1,021)	(9,120)	57,708	9,283
Comprehensive income	38,054	29,670	4,773	111,818	198,533	31,936

Comprehensive income attributable to non-controlling interests	(67)	(163)	(26)	(7,172)	(623)	(100)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	37,987	29,507	4,747	104,646	197,910	31,836

Other Events

On June 18, 2014, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2014. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 18, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: June 18, 2014